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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 34)*

Michaels Stores, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

594087-10-8

(CUSIP Number)

Eric R. Markus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.594087-10-8			Page 2 of 2

1.	Name of Reporting Person: Sam Wyly		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,795,235

		8.	Shared Voting Power: 0 (2,052,000 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

		9.	Sole Dispositive Power: 2,400,231

		10.	Shared Dispositive Power: 0 (2,052,000 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,400,231 (4,452,231 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
1.77% (3.29% assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No.594087-10-8			Page 3 of 3

1.	Name of Reporting Person: Charles J. Wyly, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,921,415

8.	Shared Voting Power:
0 (2,867,204 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

		9.	Sole Dispositive Power: 2,926,413

10.	Shared Dispositive Power:
0 (2,867,204 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,926,413 (5,793,617 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
2.16% (4.28% assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 594087-10-8	Page 4 of 4 Pages
     This Amendment No. 34 (“Amendment No. 34”) relates to the Schedule 13D originally filed on June 12, 1984 (the “Original Schedule 13D”), as amended by Amendment Nos. 1 through 32, filed between October 26, 1984 and January 28, 2002, and Amendment No. 33, filed on April 8, 2005 (“Amendment No. 33”) by Sam Wyly and Charles J. Wyly, Jr. (collectively, the “Reporting Persons”) in connection with the common stock, par value $0.10 per share (the “Common Stock”), of Michaels Stores, Inc. (“Michaels”).
     This Amendment No. 34 is being filed to disclose certain loan arrangements disclosed below in Item 6 and to correct certain errors discovered in Amendment No. 33, which errors are listed on an errata sheet attached as Exhibit 2. The discussion herein of certain foreign trusts organized under the laws of the Isle of Man of which a Reporting Person was a beneficiary should be read in conjunction with Amendment No. 33 and the discussion therein of those and certain other foreign trusts (as defined in Amendment No. 33 , the “Foreign Trusts”).1/
ITEM 1. Security and Issuer
     This statement relates to the ownership of Common Stock of Michaels Stores, Inc., a Delaware corporation. Michaels’s principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.
ITEM 2. Identity and Background
     This Statement is being filed by Sam Wyly and Charles J. Wyly, Jr.
     The business address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly’s present principal occupation is as an entrepreneur who is self-employed. Charles J. Wyly, Jr.’s present principal occupation is as Chairman of the Board of Directors of Michaels.
     Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     No change.
ITEM 4. Purpose of Transaction
     No change.
ITEM 5. Interest in Securities of the Issuer
     (a) As of October 14, 2005, without regard to the securities owned by the subsidiaries of certain Foreign Trusts, Sam Wyly beneficially owned 2,400,231 shares, or approximately 1.77% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,068,351 of such shares individually; (ii) 604,996 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (iii) 400,000 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 27,740 of such shares owned by his spouse; and (v) an aggregate of 299,144 of such shares as the trustee of the Sam Wyly Trusts listed below:

1/	In Amendment No. 33 to the Schedule 13D, the Reporting persons made the simplifying assumption that all options granted prior to August 8, 2002 were fully vested when granted and thus beneficially owned by such Reporting Person for dispositive purposes notwithstanding Rule 13d-3(d)(1)(i), and (2). For the purposes of this Amendment No. 34, no such simplifying assumption has been made.

CUSIP No. 594087-10-8	Page 5 of 5 Pages

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Christiana Parker Wyly Irrevocable Trust	149,572
2.	The Andrew David Sparrow Wyly Irrevocable Trust	149,572
Sam Wyly possessed sole voting power with respect to 1,795,235 shares of Common Stock and sole dispositive power with respect to 2,400,231 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,052,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 1.52% of the outstanding shares of Common Stock.2/
     Without regard to the securities owned by the subsidiaries of certain Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,926,413 shares, or approximately 2.16% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 900 of such shares individually; (ii) 1,004,998 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (iii) 570,039 of such shares as a trustee of the general partner of Stargate, Ltd.; (iv) 360,208 as general partner of Shadywood USA, Ltd.; and (v) an aggregate of 990,268 of such shares as trustee of the Charles J. Wyly, Jr. Trusts listed below:

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Martha Caroline Wyly Trust	282,876
2.	The Charles J. Wyly III Trust	355,312
3.	The Jennifer Lynn Wyly Trust	352,080
Charles J. Wyly, Jr. possessed sole voting power with respect to 1,921,415 shares of Common Stock and sole dispositive power with respect to 2,926,413 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 2,867,204 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 2.12% of the outstanding shares of Common Stock.
     Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 5,326,644 shares of Common Stock, or approximately 3.93% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,716,650 shares of Common Stock and sole dispositive power with respect to 5,326,644 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,919,204 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 3.64% of the outstanding shares of Common Stock.
     (b) No change.
     (c) Attached as Exhibit 3 is a chart listing each transaction occurring within 60 days of the date of this Amendment No. 34 that has been undertaken by Sam Wyly and the subsidiaries of the Foreign Trusts with respect to Michaels Common Stock and options that Sam Wyly may be deemed to beneficially own. Attached as Exhibit 4 is a chart listing each transaction occurring within 60 days of the date of this Amendment No. 34 that has been undertaken by Charles J. Wyly, Jr. and the subsidiaries of the Foreign Trusts with respect to Michaels Common Stock and options that Charles J. Wyly, Jr. may be deemed to beneficially own.
     (d) No change.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On October 14, 2005, each of Sam Wyly, Tallulah, Ltd. and Stargate, Ltd. (each such person, a “Borrower” and, collectively, the “Borrowers”) entered into separate credit agreements with Citibank, N.A., as lender (the “Lender”). Additional documentation for each Borrower consisted of a note and pledge agreement (a “Pledge Agreement” and, together with the related note and credit

2/	Of the 2,052,000 shares held by subsidiaries of the Foreign Trusts, 1,600,000 shares are subject to the prepaid forward transaction referenced in Item 4 of Amendment No. 33.

CUSIP No. 594087-10-8	Page 6 of 6 Pages
agreement, the “Credit Documentation”). Under the terms of the Credit Documentation for each Borrower, the Lender agreed to loan a specified amount to each such person. As security for the Borrower’s performance of his or its obligations to the Lender under the Credit Documentation, each Borrower granted the Lender, in the Pledge Agreement, a security interest in a variety of assets owned by that Borrower. Those assets include, without limitation, certain investment property owned by the Borrower (including specific Michaels securities) (the “Pledged Securities”), all cash, financial assets and other investment property now and at any time hereafter contained in certain specified securities accounts (including, without limitation, all replacements, renewals, substitutions and proceeds of or for the Pledged Securities) and certain other rights and property. Exhibit 5 sets forth the number of Michaels Common Stock shares pledged by each applicable Borrower. The Pledged Securities (including Michaels Common Stock) were pledged to the Lender pursuant to standard default provisions which provide that as long as no event of default has occurred or is continuing, the Borrower is permitted (i) to vote and exercise trading authority over the Pledged Securities, and (ii) to retain interest, dividends and regular distributions paid in respect of the Pledge Securities. Upon an event of default and during its continuation, however, the Lender has, among other things, the ability (in accordance with the Credit Documents) to accelerate the indebtedness due and to transfer, sell or cause to be sold the Pledged Securities at any broker’s board or at public or private sale, at such price as the Lender reasonably may deem best.
ITEM 7. Material to be Filed as Exhibits

Exhibit 1:	Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 2:	Errata sheet relating to Amendment No. 33.

Exhibit 3:	Chart listing each transaction occurring within 60 days of the date of this Amendment No. 34 that has been undertaken by Sam Wyly and the subsidiaries of the Foreign Trusts with respect to Michaels Common Stock, options and warrants that Sam Wyly may be deemed to beneficially own.

Exhibit 4:	Chart listing each transaction occurring within 60 days of the date of this Amendment No. 34 that has been undertaken by Charles J. Wyly, Jr. and the subsidiaries of the Foreign Trusts with respect to Michaels Common Stock, options and warrants that Charles J. Wyly, Jr. may be deemed to beneficially own.

Exhibit 5:	Chart listing number of shares pledged by persons named in Item 6.

CUSIP No. 594087-10-8	Page 7 of 7 Pages
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this amendment to this statement is true, complete and correct.

Dated: October 17, 2005
/s/ Sam Wyly

Sam Wyly

/s/ Charles J. Wyly, Jr.

Charles J. Wyly, Jr.